Exhibit 99.1
PRESS RELEASE

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: 819 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com
Cascades reports First quarter 2011 results in accordance with IFRS
May 12, 2011 — Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces its financial results for the three-month period ended March 31, 2011.
Financial highlights
•	Financial results of 2011 and comparative figures of 2010 were prepared using accounting policies within the framework of International Financial Reporting Standards (IFRS).

•	Improving sales compared to the first quarter of 2010.

•	As expected, results reflect the unfavourable seasonality as well as the significant and rapid inflation of input costs and the Canadian dollar in the past 6 months.

•	Net earnings per share excluding specific items of $0.01 compared to net earnings of $0.04 in the same period of last year. Including specific items, net loss per share of $(0.08) compared to net earnings of $0.01 in the corresponding period of last year.

•	Operating income before depreciation and amortization (EBITDA) excluding specific items of $37 million compared to $59 million in the first quarter of 2010. Including the discontinued operations and our share of results of associates and joint ventures, EBITDA would have been $57 million in Q1 2011.
Strategic initiatives
•	The conclusion of the divestiture of Dopaco, Cascades’ paper cup and carton converting business for the quick-service restaurant and foodservice industries, for US$400 million was announced on May 2, 2011. The results of these activities were reclassified as discontinued operations in 2011 as well as in the comparative figures.

•	Increased ownership of Reno De Medici.

•	Start-up of a completely rebuilt tissue machine to produce Premium and Ultra quality tissue papers with a lower environmental footprint.

•	Divestiture of the Avot-Vallée, France, white-top linerboard mill.

•	Announcement of the consolidation of corrugated box operations in New England.
Financial Summary

(in millions of Canadian dollars, except amounts per share)	Q1/2011	Q1/2010	Q4/2010
Sales	774	759	783
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	37	59	72
Operating income	1	19	34
Net earnings	1	4	17
per common share	$0.01	$0.04	$0.17
Cash flow from operations (adjusted)	15	43	41
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	30	59	45
Operating income (loss)	(6)	19	7
Net earnings (loss)	(8)	1	(12)
per common share	$(0.08)	$0.01	$(0.12)
Cash flow from operations (adjusted) [1]	15	40	41

Note 1 — see the supplemental information on non-IFRS measures.

Commenting on the first quarter results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Our first quarter results, while expected given the rising cost of waste paper and the appreciation of the Canadian dollar, are not acceptable. As we have demonstrated in recent years, we can and will adjust quickly. Recently, we have taken significant steps to improve our financial position through the disposition of non core or underperforming assets and cost cutting programs throughout the Company. These initiatives will be stepped up as we continue in our efforts to equip Cascades to meet these challenges.
Results analysis for the three-month period ended March 31, 2011 (compared to the previous year, reflecting the adoption of IFRS and discontinued operations)
In comparison with the same period last year, sales rose by 2% to $774 million as of result of higher selling prices partly offset by the 6% appreciation of the Canadian dollar and the impact of the divestiture of one our containerboard mills.
The operating income, excluding specific items, amounted to $1 million compared to $19 million in Q1 2010. Improved selling prices were unfortunately offset by the rise of all main variable costs, namely recycled fibre, pulp, energy, chemical products and freight, and again, the appreciation of the Canadian dollar. On a segmented basis, although all groups benefited from better prices and healthy operating rates, each sector posted weaker profitability due the rapid and sizeable run-up in variable costs. When including specific items, the operating loss amounted to $6 million in comparison to an operating income of $19 million in the same period of last year.
In the first quarter of 2011, these specific items impacted our operating income and/or net earnings (before tax):
•	$3 million in closure and restructuring costs (impact on operating income and net earnings);

•	a $2 million unrealized loss on financial instruments (impact on operating income and net earnings);

•	a $1 million impairment loss (impact on operating income and net earnings);

•	a $1 million loss on disposal and others (impact on operating income and net earnings);

•	a $5 million foreign exchange loss on long-term debt and financial instruments (impact on net earnings);

•	a $1 million gain included in discontinued operations (impact on net earnings).
For further details, see the two following tables on IFRS and non-IFRS measures reconciliation.
Net earnings excluding specific items amounted to $1 million ($0.01 per share) in the first quarter of 2011 compared to net earnings of $4 million ($0.04 per share) for the same period of last year. Including specific items, the net loss amounted to $8 million ($0.08 per share) compared to net earnings of $1 million ($0.01 per share) for the same quarter in 2010. Financing and depreciation expenses were slightly lower while the recovery of income taxes and the share of results of associates and joint ventures were higher than in 2010.
As a result of lower profitability and the normal seasonal build-up in working capital, net debt increased to $1,445 million. This however does not take into account the impact of the divestiture of Dopaco, which occurred on May 2, 2011, for a net proceed of US$337 million.
Results analysis for the three-month period ended March 31, 2011 (compared to the previous quarter, reflecting the adoption of IFRS and discontinued operations)
In comparison to the previous quarter, sales decreased mostly due the appreciation of the Canadian dollar and the impact of the divestiture of one our containerboard mills. Operating income and net earnings mainly declined as a result of the rise of input costs and the Canadian dollar. In the previous quarter, our operating income was also positively impacted by a $2 million change to the post-retirement benefits at one of our units and a $4 million positive property tax credit adjustment from prior years.
Near-term outlook
Mr. Alain Lemaire, President and Chief Executive Officer added: “Looking ahead to the second quarter, demand should continue and even slightly improve along with seasonality. In addition, selling price hikes are being implemented or announced for the months ahead in our boxboard, specialty products and tissue paper segments. Elevated input costs and the strong Canadian dollar should however continue to put pressure on our profitability.
With regards to the second half of the year, we anticipate an upturn in results in large measure due to restructuring initiatives, combined with improved pricing in most of our sectors.”
Moreover, as recently disclosed, our ownership in Reno De Medici S.p.A. (“RDM”) now stands at 41%. In addition to our stake, we also have a call option over RDM shares by virtue of which we are entitled to acquire up to a maximum 9.07% of its current corporate capital. Considering these facts, starting in the second quarter of 2011, our consolidated figures will include those of RDM at 100% and net results will be reported net of non-controlling interests.
Dividend on common shares and normal course issuer bid
The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid June 9, 2011 to shareholders of record at the close of business on May 26, 2011. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In the first quarter of 2011, Cascades purchased for cancellation 173,863 shares at an average price of $7.20 representing an aggregate amount of approximately $1.3 million.
Transition to International Financial Reporting Standards (IFRS)
All financial information, including comparative figures pertaining to Cascades’ 2010 results, has been prepared in accordance with International Financial Reporting Standards (IFRS). In previous periods, the Company prepared its consolidated financial statements and interim financial statements in accordance with Canadian generally accepted accounting principles (GAAP), in effect prior to January 1, 2011 (previous GAAP). Comparative figures presented pertaining to Cascades’ 2010 results have been restated to be in accordance with IFRS. A reconciliation of certain comparative figures from previous GAAP to IFRS is provided in the table below and the First Quarter results investor presentation. For further details, please refer to the investor presentation on the impact of adoption of IFRS and the 2010 annual report. The two presentations are available at www.cascades.com/investors.
The table below provides the reconciliation of the 2010 sales, the operating income and the operating income before depreciation and amortization, excluding specific items, reported under the previous GAAP and the IFRS:

					Operating income
					before depreciation
			Operating income,		and amortization
			excluding specific		(EBITDA), excluding
	Sales [1]		items		specific items
(in millions of Canadian dollars)	Q1/2010	Q4/2010	Q1/2010	Q4/2010	Q1/2010	Q4/2010

As reported in 2010 (previous Can GAAP)	942	991	23	45	78	98
Less: IFRS adjustments:
Joint ventures	(82)	(98)	(4)	(6)	(8)	(10)
Depreciation and amortization			5	4
Others			2	1	2	1

Including IFRS adjustment	860	893	26	44	72	89
Less: discontinued operations	(101)	(110)	(7)	(10)	(13)	(17)

As reported (IFRS)	759	783	19	34	59	72

Note 1 —	Sales of discontinued operations and joint ventures are net of intercompany

The following table provides the 2011 sales and operating income before depreciation and amortization, excluding specific items, including those of the discontinued operations and our joint ventures:

		Operating income
		before depreciation
		and amortization
		(EBITDA), excluding
	Sales[1]	specific items
(in millions of Canadian dollars)	Q1/2011	Q1/2011

As reported (IFRS)	774	37
Add back:
Discontinued operations	95	11
Joint ventures	99	9

Including discontinued operations and joint ventures	968	57

Note 1 — Sales of discontinued operations and joint ventures are net of intercompany
Supplemental information on non-IFRS measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1/2011	Q1/2010	Q4/2010

Net earnings (loss)	(8)	1	(12)
Net earnings from discontinued operations	(6)	(6)	(1)
Non-controlling interest	—	—	—
Share of results of associates and joint ventures	(8)	(3)	(4)
Recovery of income taxes	(14)	(5)	(8)
Foreign exchange loss on long-term debt and financial instruments	5	1	5
Loss on long-term debt refinancing	—	3	—
Financing expense	25	28	27

Operating income (loss)	(6)	19	7
Specific items :
Loss on disposal and others	1	—	—
Impairment loss	1	—	28
Closure and restructuring costs	3	—	—
Unrealized loss (gain) on financial instruments	2	—	(1)

	7	—	27

Operating income — excluding specific items	1	19	34
Depreciation and amortization	36	40	38

Operating income before depreciation and amortization (OIBD or EBITDA) — excluding specific items	37	59	72

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share[1]
(in millions of Canadian dollars, except amounts per share)	Q1/2011	Q1/2010	Q4/2010	Q1/2011	Q1/2010	Q4/2010

As per ifrs	(8)	1	(12)	$(0.08)	$0.01	$(0.12)
Specific items :
Loss on disposal and others	1	—	—	$0.01	$—	$—
Impairment loss	1	—	28	$0.01	$—	$0.19
Closure and restructuring costs	3	—	—	$0.02	$—	$—
Unrealized loss (gain) on financial instruments	2	—	(1)	$0.02	$—	$(0.01)
Loss on long-term debt refinancing	—	3	—	$—	$0.02	$—
Foreign exchange loss on long-term debt and financial instruments	5	1	5	$0.04	$0.01	$0.04
Share of results of associates and joint ventures	—	—	1	$—	$—	$0.01
Included in discontinued operations	(1)	—	8	$(0.01)	$—	$0.06
Tax effect on specific items	(2)	(1)	(12)

	9	3	29	$0.09	$0.03	$0.29

Excluding specific items	1	4	17	$0.01	$0.04	$0.17

Note 1 — specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow provided by (used from) operating activities to cash flow (adjusted) from operations excluding specific items:

		Operating income
		before depreciation
		and amortization
		(EBITDA), excluding
	Sales[1]	specific items
(in millions of Canadian dollars)	Q1/2011	Q1/2011

As reported (actual Can GAAP/IFRS)	774	37
Add back:
Discontinued operations	95	11
Joint ventures	99	9

Including discontinued operations and joint ventures	968	57

Note 1 — Sales of discontinued operations and joint ventures are net of intercompany
Supplemental information on non-GAAP measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with GAAP excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1/2011	Q1/2010	Q4/2010
Net earnings (loss)	(8)	1	(13)
Net earnings from discontinued operations	(6)	(6)	(1)
Non-controlling interest	—	—	1
Share of results of associates and joint ventures	(8)	(3)	(4)
Recovery of income taxes	(14)	(5)	(8)
Foreign exchange loss on long-term debt and financial instruments	5	1	5
Loss on long-term debt refinancing	—	3	—
Financing expense	25	28	27

Operating income (loss)	(6)	19	7
Specific items :
Loss on disposal and others	1	—	—
Impairment loss	1	—	28
Closure and restructuring costs	3	—	—
Unrealized loss (gain) on financial instruments	2	—	(1)

	7	—	27

Operating income — excluding specific items	1	19	34
Depreciation and amortization	36	40	38

Operating income before depreciation and amortization (OIBD or EBITDA) — excluding specific items	37	59	72

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share[1]
(in millions of Canadian dollars, except amounts per share)	Q1/2011	Q1/2010	Q4/2010	Q1/2011	Q1/2010	Q4/2010
As per GAAP	(8)	1	(12)	$(0.08)	$0.01	$(0.12)
Specific items :
Loss on disposal and others	1	—	—	$0.01	$—	$—
Impairment loss	1	—	28	$—	$—	$0.19
Closure and restructuring costs	3	—	—	$0.02	$—	$—
Unrealized loss (gain) on financial instruments	2	—	(1)	$0.02	$—	$(0.01)
Loss on long-term debt refinancing	—	3	—	$—	$0.02	$—
Foreign exchange loss on long-term debt and financial instruments	5	1	5	$0.04	$0.01	$0.04
Share of results of associates and joint ventures	—	—	1	$—	$—	$0.01
Included in discontinued operations	—	—	8	$—	$—	$0.06
Tax effect on specific items	(3)	(1)	(12)

	9	3	29	$0.09	$0.03	$0.29

Excluding specific items	1	4	17	$0.01	$0.04	$0.17

Note 1 — specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow provided by (used from) operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q1/2011	Q1/2010	Q4/2010
Cash flow provided by (used from) operating activities	(12)	25	87
Changes in non-cash working capital components	27	15	(46)

Cash flow (adjusted) from operations	15	40	41
Specific items, net of current income taxes :
Loss on long-term debt refinancing	—	3	—
Closure and restructuring costs	—	—	—

Excluding specific items	15	43	41

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Consolidated Balance Sheets

	March 31,	December 31,	January 1,
(in millions of Canadian dollars) (unaudited)	2011	2010	2010

Assets
Current assets
Cash and cash equivalents	10	6	8
Accounts receivable	466	490	456
Current income tax assets	27	21	13
Inventories	409	476	467
Financial assets	12	12	14
Group of assets held for sale	280	—	—

	1,204	1,005	958
Long-term assets
Investments in associates and joint ventures	314	296	274
Property, plant and equipment	1,374	1,553	1,637
Intangible assets	111	124	134
Financial assets	14	14	19
Other assets	64	50	50
Deferred income tax assets	79	82	74
Goodwill	292	313	315

	3,452	3,437	3,461

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	45	42	50
Accounts payable and accrued liabilities	393	440	395
Current income tax liabilities	13	2	1
Provisions for contingencies and charges	17	23	24
Current portion of financial liabilities and other liabilities	13	14	7
Current portion of long-term debt	10	7	6
Liabilities directly associated with group of assets held for sale	77	—	—
Revolving credit facility, renewed in 2011	—	394	—

	568	922	483
Long-term liabilities
Long-term debt	1,400	960	1,423
Provisions for contingencies and charges	38	37	31
Financial liabilities	89	83	54
Other liabilities	179	196	166
Deferred income tax liabilities	113	167	192

	2,387	2,365	2,349

Equity attributable to Shareholders
Capital stock	495	496	499
Contributed surplus	13	14	14
Retained earnings	564	576	575
Accumulated other comprehensive income	(17)	(37)	3
Accumulated other comprehensive income related to discontinued operations	(13)	—	—

	1,042	1,049	1,091
Non-controlling interest	23	23	21

Total equity	1,065	1,072	1,112

	3,452	3,437	3,461

Consolidated Statements of Earnings

For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2011	2010

Sales	774	759

Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	661	614
Depreciation and amortization	36	40
Selling and administrative expenses	77	81
Losses on disposal and other	1	—
Net impairment loss and other restructuring costs	4	—
Foreign exchange loss	—	5
Loss on financial instruments	1	—

	780	740

Operating income (loss)	(6)	19
Financing expense	25	28
Loss on refinancing of long-term debt	—	3
Foreign exchange loss on long-term debt	5	1

	(36)	(13)
Recovery of income taxes	(14)	(5)
Share of results of associates and joint ventures	(8)	(3)

Net loss from continuing operations including non-controlling interest for the period	(14)	(5)
Net earnings from discontinued operations for the period	6	6

Net earnings (loss) including non-controlling interest for the period	(8)	1
Less: Non-controlling interest	—	—

Net earnings (loss) attributable to Shareholders for the period	(8)	1

Net earnings (loss) from continuing operations per common share
Basic	($0.15)	($0.05)
Diluted	($0.15)	($0.05)
Net earnings (loss) per common share
Basic	($0.08)	$0.01
Diluted	($0.08)	$0.01

Weighted average basic number of common shares outstanding	96,606,421	97,086.643

Consolidated Statements
of Comprehensive Income (Loss)

For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2011	2010

Net earnings (loss) including non-controlling interest for the period	(8)	1

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(11)	(33)
Change in foreign currency translation related to net investment hedging activities	15	16
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(1)	3
Change in fair value of interest rate swap agreements	1	(1)
Change in fair value of commodity derivative financial instruments	2	(6)
Actuarial loss on post-employment benefit obligations	—	—
Available-for-sale financial assets	—	1

	6	(20)
Comprehensive income (loss) including non-controlling interest for the period	(1)	(19)
Less: Comprehensive income attributable to non-controlling interest for the period	—	—

Comprehensive income attributable to Shareholders	(2)	(19)

Consolidated Statements of Equity

	For the 3-month period ended March 31, 2011
				Accumulated other	Total equity
	Capital			comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	stock	Contributed surplus	Retained earnings	income (loss)	Shareholders	interest	equity

Balance—Beginning of period	496	14	576	(37)	1,049	23	1,072
Comprehensive income:
Net loss for the period	—	—	(8)	—	(8)	—	(8)
Other comprehensive income	—	—	—	7	7	—	7
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	(1)	—	—	(1)	—	(1)
Redemption of common shares	(1)	—	—	—	(1)	—	(1)

Balance—End of period	495	13	564	(30)	1,042	23	1,065

	For the 3-month period ended March 31, 2010
				Accumulated other	Total equity
	Capital			comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	stock	Contributed surplus	Retained earnings	income (loss)	Shareholders	interest	equity

Balance—Beginning of period	499	14	575	3	1,091	21	1,112
Comprehensive income:
Net earnings for the period	—	—	1	—	1	—	1
Other comprehensive income (loss)	—	—	—	(19)	(19)	—	(19)
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	—	—	—	—	—	—
Redemption of common shares	(1)	—	—	—	(1)	—	(1)

Balance—End of period	498	14	572	(16)	1,068	21	1,089

Consolidated Statements of Cash Flows

For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2011	2010

Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	(8)	1
Net earnings from discontinued operations for the period	(6)	(6)

Net loss from continuing operations	(14)	(5)
Adjustments for
Interest expense	25	28
Depreciation and amortization	36	40
Losses on disposal and other	1	—
Net impairment loss and other restructuring costs	4	—
Unrealized loss on financial instruments	2	—
Foreign exchange loss on long-term debt and financial instruments	5	1
Income tax expense	2	3
Deferred income taxes	(16)	(8)
Share of results of associates and joint ventures	(8)	(3)
Interest paid	(17)	(10)
Income tax paid	(3)	(4)
Others	(2)	(2)

	15	40
Changes in non-cash working capital components	(27)	(15)

	(12)	25

Investing activities from continuing operations
Purchases of property, plant and equipment	(35)	(30)
Increase in other assets and investment in associates and joint ventures	(10)	(3)
Business acquisitions, net of cash acquired	—	(2)

	(45)	(35)

Financing activities from continuing operations
Bank loans and advances	4	(3)
Change in revolving credit facilities	51	185
Purchase of senior notes	—	(161)
Increase in other long-term debt	—	1
Payments of other long-term debt	(2)	(2)
Redemption of common shares	(1)	(2)
Dividend paid to Company’s shareholders	(4)	(4)

	48	14

Change in cash and cash equivalents during the period from continuing operations	(9)	4
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	13	3

Net change in cash and cash equivalents during the period	4	7
Cash and cash equivalents—Beginning of period	6	8

Cash and cash equivalents—End of period	10	15

Segmented Information

	Sales
	For the 3-month
	periods ended
	March 31,
(in millions of Canadian dollars) (unaudited)	2011	2010
Packaging products
Boxboard
Manufacturing	126	115
Converting	144	151
Intersegment sales	(11)	(9)
Discontinued operations, net of intersegment sales	(105)	(111)

	153	146

Containerboard
Manufacturing	139	134
Converting	195	194
Intersegment sales	(80)	(73)

	254	255
Specialty products
Industrial packaging	30	27
Consumer packaging	18	17
Specialty papers	73	78
Recovery and recycling	83	72
Intersegment sales	(2)	(2)

	202	192
Intersegment sales	(28)	(26)

	581	567

Tissue papers
Manufacturing and converting	199	197

Intersegment sales and others	(6)	(5)

Total	774	759

	Operating income (loss)
	before depreciation and
	amortization
	For the 3-month periods ended
	March 31,
(in millions of Canadian dollars) (unaudited)	2011	2010
Packaging products
Boxboard
Manufacturing	3	5
Converting	12	15
Others	—	—
Discontinued operations	(8)	(13)

	4	7

Containerboard
Manufacturing	6	10
Converting	10	21
Others	(3)	1

	13	32

Specialty products
Industrial packaging	2	4
Consumer packaging	—	1
Specialty papers	—	5
Recovery and recycling	4	6
Others	1	—

	7	16

	24	55

Tissue papers
Manufacturing and converting	10	19

Corporate	(4)	(15)

Operating income before depreciation and amortization	30	59

Depreciation and amortization
Boxboard	(7)	(9)
Containerboard	(15)	(19)
Specialty products	(6)	(6)
Tissue papers	(10)	(11)
Corporate and eliminations	(2)	(1)
Discontinued operations	4	6

	(36)	(40)
Operating income	(6)	19

	Purchases of
	property, plant
	and equipment
	For the 3-month
	periods ended
	March 31,
(in millions of Canadian dollars) (unaudited)	2011	2010
Packaging products
Boxboard
Manufacturing	2	2
Converting	1	3
Discontinued operations	(1)	(3)

	2	2
Containerboard
Manufacturing	3	5
Converting	4	4

	7	9
Specialty products
Industrial packaging	—	—
Consumer packaging	—	1
Specialty papers	4	1
Recovery and recycling	2	1

	6	3

	15	14

Tissue papers
Manufacturing and converting	5	8

Corporate	2	4

Total purchases	22	26

Disposal of property, plant and equipment	—	(2)

	22	24
Purchases of property, plant and equipment included in accounts payable
Beginning of period	18	13
End of period	(5)	(7)

Total investing activities	35	30

For further information:
Media	Source:
Hubert Bolduc	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
514 912-3790
Investors
Didier Filion
Director, Investor relations
514 282-2697